Exhibit 2.2

EXECUTION VERSION

AMENDMENT NO. 1

to

RECAPITALIZATION AGREEMENT

This Amendment (this “Amendment”) is made as of this 31 day of December 2018 by and between Navistar, Inc., a Delaware corporation (“Navistar”) and Olive Investor, L.P., a Delaware limited partnership (“Investor”). From time to time herein, any party hereto may be referred to as a “Party” and, jointly, as the “Parties.”

RECITALS

WHEREAS, the Parties are party to that certain Recapitalization Agreement dated as of November 30, 2018 (the “Recap Agreement”), pursuant to which, among other things, Navistar agreed to sell, transfer and convey, and Investor agreed to purchase, receive and accept, seventy (70) Units, such that Investor will own seventy percent (70%) of the issued and outstanding Units, Navistar will own twenty-nine percent (29%) of the issued and outstanding Units and ITEI will own one percent (1%) of the issued and outstanding Units.

WHEREAS, for good and valuable consideration and pursuant to the mutual agreement of the Parties, the Parties desire to enter into this Amendment in order to amend the definition of the Effective Time under the Recap Agreement.

NOW, THEREFORE, in exchange for the mutual covenants and undertakings set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Definition of “Effective Time.” The definition of “Effective Time” under the Recap Agreement is hereby amended and restated in its entirety as follows:

“Effective Time” means 11:59 p.m. New York City Time on the Closing Date.

2. Definition of “Closing Cash.” The definition of “Closing Cash” under the Recap Agreement is hereby amended and restated in its entirety as follows:

“Closing Cash” means the aggregate amount of Cash of the Subject Companies as of the Effective Time, subject to the items expressly applicable to Closing Cash in Schedule 1.2(b), for the avoidance of doubt including Section 1 thereof (provided, that the first proviso shall only apply to those other sections of Schedule 1.2(b) that expressly reference Closing Cash); provided, that Closing Cash shall exclude (a) any Excluded Asset and (b) the proceeds received by Navistar Defense in the Debt Financing Transactions; provided, further, that to the extent that, after the Closing but prior to the Effective Time, (A) Seller Transaction Expenses, Shared Transaction Expenses or non-current liabilities of the Subject Companies are reduced as a result of a payment of any such amounts, (B) any distributions are made by the Company or (C) any non-current assets are purchased, in each case, using Cash of the Subject Companies, Closing Cash shall be increased by such amount; provided, further, that Closing Cash shall not take into account the funds flow or cash flows arising on the Closing, including any amounts received under the Debt Financing Transactions or received from Buyer or its Affiliates in connection with the Closing.

3. Amendment of Section 8.2.4 of the Recap Agreement. Section 8.2.4 of the Recap Agreement is hereby amended and restated in its entirety as follows:

redeem, purchase or otherwise acquire any Equity Interests of a Subject Company or declare or pay any dividend or make any other distribution to any Person, other than distributions of Cash (other than Restricted Cash) prior to the Closing;

4. Amendment of Section 8.19 of the Recap Agreement. Section 8.19 of the Recap Agreement is hereby amended and restated in its entirety as follows:

Intercompany Accounts. Prior to the Closing, Navistar shall, and shall cause each of its Affiliates to, settle, terminate or cancel, in a manner to be mutually agreed to by the Parties, (a) each Contract or other obligation (including accounts receivable, accounts payable or any other balance) between any Subject Company, on the one hand, and any member of the Navistar Group, on the other hand, that is set forth or described on Schedule 6.7.8 and (b) each Contract or other obligation (including accounts receivable, accounts payable or any other balance) between any Subject Company, on the one hand, and any other Subject Company, on the other hand, that is set forth or described on Schedule 8.18, in each case, without any Liability to the Subject Companies.

5. Operation of the Subject Companies after Closing and Prior to the Effective Time. Any action taken by the Subject Companies following the Closing and prior to the Effective Time that is outside the ordinary course of business (as conducted prior to the Closing), and the impact thereof, shall be disregarded for purposes of calculating Working Capital and Closing Cash.

6. Use of Defined Terms. Any capitalized term used but not defined herein shall have the same meaning ascribed to it in the Recap Agreement.

7. Authority; Authorization. Sections 4.2, 4.3 and 5.2 of the Recap Agreement are hereby incorporated herein by reference and shall apply to this Amendment, mutatis mutandis.

8. Ratification of the Recap Agreement. Except as expressly set forth in this Amendment, all of the other terms and conditions of the Recap Agreement shall remain in full force and effect and the Recap Agreement, as expressly amended hereby, is hereby ratified, confirmed and adopted.

9. Miscellaneous. Article 11 of the Recap Agreement are hereby incorporated herein by reference and shall apply to this Amendment, mutatis mutandis.

[Signature Page Follows]

EXECUTION VERSION

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed on its behalf as of the date and year first set forth above.

NAVISTAR, INC.

By:	/s/ Scott Renier
Name:	Scott Renier
Its:	Vice President, Corporate Development

OLIVE INVESTOR, L.P.

By:	Olive Investor GP, LLC
Its:	General Partner

By:	/s/ Alexander D. Benjamin
Name:	Alexander D. Benjamin
Title:	President and Secretary

[Amendment to Recapitalization Agreement]